UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4

1.

Names of Reporting Persons
The Mack Group

William L. Mack

Earle I. Mack

Mitchell E. Hersh

David S. Mack

Fredric Mack

Richard Mack

Stephen Mack

William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.

William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust

David S. Mack, as Trustee for The David and Sondra Mack Foundation

Stephen Mack, as Trustee for the Stephen Mack and Kelly Mack Family Foundation

Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

Michael Schwartzbard, as Trustee for the Andrew Mack 4/30/07 Trust

Michael Schwartzbard, as Trustee for the Beatrice Mack 4/30/07 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,991,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,991,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,991,200*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) OO

* See Response to Item 4.

Item 1.
	(a)	Name of Issuer Mack-Cali Realty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 343 Thornall Street, Edison, New Jersey 08837

Item 2.
	(a)	Name of Person Filing The Mack Group
	(b)	Address of Principal Business Office or, if none, Residence 343 Thornall Street, Edison, New Jersey 08837
	(c)	Citizenship Each member of The Mack Group is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 554489 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 8,991,200*

* William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 reported shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 175,000 reported shares.  Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares.  William L. Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

(b) Percent of class: 12.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 8,991,200
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 8,991,200

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ William L. Mack

William L. Mack

Dated: February 14, 2008	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2008	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2008	/s/ David S. Mack
David S. Mack

Dated: February 14, 2008	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2008	/s/ Richard Mack
Richard Mack

Dated: February 14, 2008	Stephen Mack
Stephen Mack

Dated: February 14, 2008	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2008	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 14, 2008	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2008	/s/ Stephen Mack
Stephen Mack, as Trustee for The
Stephen Mack and Kelly Mack Family Foundation

Dated: February 14, 2008	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2008	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Dated: February 14, 2008	/s/ Michael Schwartzbard
Michael Schwartzbard, as Trustee for the
Andrew Mack 4/30/07 Trust

Dated: February 14, 2008	/s/ Michael Schwartzbard
Michael Schwartzbard, as Trustee for the
Beatrice Mack 4/30/07 Trust

Exhibit A

THE MACK GROUP

	NUMBER OF SHARES
NAME	BENEFICIALLY OWNED(1)
William L. Mack	438,931
Earle I. Mack	1,827,265
Mitchell E. Hersh	439,798	(2)
David S. Mack	1,939,747
Fredric Mack	912,159
Richard Mack	106,128
Stephen Mack	101,129
William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.	100,000	(3)
William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust	1,932,683
David S. Mack, as Trustee for The David and Sondra Mack Foundation	175,000	(2)
Stephen Mack, as Trustee for The Stephen Mack and Kelly Mack Family Foundation	5,000	(2)
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885
Michael Schwartzbard, as Trustee for the Andrew Mack 4/30/07 Trust	89,795
Michael Schwartzbard, as Trustee for the Beatrice Mack 4/30/07 Trust	89,795
TOTAL	8,991,200	(3)

(1) Includes shares of Common Stock, restricted shares of Common Stock (vested and unvested), limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

(2) Includes 100,619 shares of unvested restricted Common Stock that were authorized by the Board of Directors of the Company on September 12, 2007 but not issued until January 2, 2008.

(3)William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 175,000 reported shares.  Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares.  William L. Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2008

/s/ William L. Mack

William L. Mack

Dated: February 14, 2008	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2008	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2008	/s/ David S. Mack
David S. Mack

Dated: February 14, 2008	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2008	/s/ Richard Mack
Richard Mack

Dated: February 14, 2008	Stephen Mack
Stephen Mack

Dated: February 14, 2008	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2008	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 14, 2008	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2008	/s/ Stephen Mack
Stephen Mack, as Trustee for The
Stephen Mack and Kelly Mack Family Foundation

Dated: February 14, 2008	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2008	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Dated: February 14, 2008	/s/ Michael Schwartzbard
Michael Schwartzbard, as Trustee for the
Andrew Mack 4/30/07 Trust

Dated: February 14, 2008	/s/ Michael Schwartzbard
Michael Schwartzbard, as Trustee for the
Beatrice Mack 4/30/07 Trust